FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______



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Material Contained in this Report:


1. English translation of a notice concerning the revised business prospects of a subsidiary, Toyota Auto Body Co., Ltd., for the year ending March 31, 2004, as filed with the Tokyo Stock Exchange on September 1, 2003.

2. English translation of a notice concerning the revised business prospects of a subsidiary, Kanto Auto Works, Ltd., for the year ending March 31, 2004, as filed with the Tokyo Stock Exchange on September 1, 2003.

3. English translation of a notice concerning a repurchase by Toyota Motor Corporation of its shares from two subsidiaries, Kanto Auto Works Ltd. and Toyota Auto Body Co., Ltd., as filed with the Tokyo Stock Exchange on September 1, 2003.

4. English excerpt translation of a Report on Number of Listed Shares, as filed with the Tokyo Stock Exchange on September 19, 2003.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Toyota Motor Corporation


                                              By:   /s/ Takahiko Ijichi
Date:  September 30, 2003                       -------------------------------
                                                 Name:  Takahiko Ijichi
                                                 Title: General Manager,
                                                        Accounting Division